Room 4561

	September 21, 2005

Mr. Stephen Crosson
Chief Financial Officer
CaminoSoft Corp.
600 Hampshire Road, Suite 105
Westlake Village, California 91361

Re:	CaminoSoft Corp.
	Post-effective Amendment No. 1 to Registration Statement on
Form
SB-2
	Filed September 6, 2005
	File No. 333-122632

	Form 10-KSB for the year ended September 30, 2004, as amended Form 10-QSB for the quarter ended December 31, 2004, as amended
	Form 10-QSB for the quarter ended March 31, 2005
	Form 10-QSB for the quarter ended June 30, 2005
	File No. 033-64535-LA

Dear Mr. Crosson:

      We have reviewed your filings and have the following comment.

Form 10-QSB for the year quarter ended June 30, 2005

Item 8A. Controls and Procedures

1. Please note that Item 308 of Regulation S-B requires the disclosure of any change in your internal controls that occurred during your last fiscal quarter that has "materially affected, or is reasonably likely to materially affect," your internal controls.
Per
your response to the comment in our letter dated September 12,
2005
and the referenced disclosure in your response, it appears that certain changes were made to your internal controls as of June 23, 2005. As a result, it appears that there were changes to your internal control over financial reporting for the quarter ended June
30, 2005, but that there were no such changes for the quarters ended
September 31, 2004 and December 31, 2004.    Further, we note that
your Item 308 disclosure in your periodic reports provides for disclosure of only those changes or "other factors that could have significantly affected [your internal] controls." In light of the foregoing, please advise us with respect to whether there were any changes in your internal control over financial reporting for the quarters ended September 30, 2004, December 31, 2004, March 31, 2005 and June 30, 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also confirm to us that you will consider this comment in preparing future periodic reports.


*              *              *              *


      As appropriate, please amend your filings in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Similarly, a cover letter addressing the comment on the periodic reports should be provided no later than 10 business days from the date of this letter.
Detailed
cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and/or responses to our comment.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile

	David L. Ficksman, Esq.
	Troy & Gould
	1801 Century Park East, 16th Floor
	Los Angeles, California 90067
	Telephone: (310) 689-1290
	Facsimile:  (310) 201-4746